SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MANUAL FOR ATTENDANCE OF SHAREHOLDERS
AT THE ORDINARY AND EXTRAORDINARY
GENERAL MEETINGS OF BRASKEM S.A. ON
APRIL 9, 2015

TABLE OF CONTENTS

Management’s Message	3
Guidelines for the Attendance of Shareholders and Terms	4
Call Notice	7
Related Documents and Links	9
Exhibit 1: Form of Power of Attorney – Individuals	10
Exhibit 2: Form of Power of Attorney – Legal Entities	11

MANAGEMENT’S MESSAGE

Dear Shareholders,

In line with our commitment to continually seek the best Corporate Governance practices, we invite all Shareholders to attend the Ordinary and Extraordinary General Meetings, which will be cumulatively held on the April 9th, 2015, at 10 a.m., at our registered office, located at Rua Eteno, nº 1.561, Camaçari/BA, where the following matters will be resolved:

I)           ORDINARY GENERAL MEETING

1. Review, discussion and voting on the Management Report and respective Managers’ Accounts and Financial Statements, containing Explanatory Notes, referring to the fiscal year ended at December 31, 2014, accompanied by the independent auditors’ report and the Fiscal Board’s opinion;

2. Review, discussion and voting on the proposal for Capital Budget;

3. Review, discussion and voting on the Management Proposal for the allocation of net profits for the fiscal year ended at December 31, 2014, including the distribution of dividends;

4. Election of the members of the Fiscal Board;

5. Establishment of the annual aggregate compensation of the managers and members of the Fiscal Board.

II)         EXTRAORDINARY GENERAL MEETING

1.   Replacement of members of the Board of Directors.

GUIDELINES FOR THE ATTENDANCE OF SHAREHOLDERS AND TERMS

With a view to guiding the Shareholders regarding the procedure for attendance of the Meetings, we make this Shareholders’ General Meeting Manual available.

The documents related to such resolutions are available to the Shareholders on the Investor Relations’ website (www.braskem.com.br/ri), on CVM’s website (www.cvm.gov.br) and at Rua Lemos Monteiro, 120 , 24º andar, Butantã, City of São Paulo, State of São Paulo - CEP: 05501-050, for the attention of Roberta Varella.

Individual Shareholders Attending the Meeting

For Shareholders willing to attend the Meeting, the Company’s Management requests the sending of a receipt issued by the financial institution acting as depositary/custodian of the shares issued by Braskem, demonstrating their ownership of the shares, up to 08 days before the Meeting is held, pursuant to the terms of Article 16 of the Company’s Bylaws.

Shareholders shall attend the Meeting in possession of a qualified identity document (Identity Card - RG, Alien Registration Card - RNE, Driver’s License – CNH, or an officially recognized professional category card).

Legal Entity Shareholder or Shareholders represented by Proxy

Any shareholders, whether individuals or legal entities, nationals or foreigners, who cannot attend but still wish to take part in the Meeting, shall appoint a proxy with powers to represent them (forms of powers of attorney are attached hereto for both individuals and legal entities).

As set forth in the Corporation Law (Law No. 6,404/1976, paragraph 1 of article 126), the proxy shall be a Shareholder of the Company, attorney, manager at the Company or at a financial institution/investment fund. The proxy shall have been appointed less than one year prior to the date of the General Meeting.

The Shareholder shall go to the Meeting in possession of the following documents:

•         Instrument of proxy (power of attorney), duly regularized pursuant to law, in case of representation of shareholders, with the certification of the signature of the grantor (shareholder);

•         Bylaws or Articles of Association and instrument of election/designation of the managers, in case the grantor is a legal entity; and

•         Receipt issued by the financial institution acting as depositary/custodian of the shares issued by Braskem, demonstrating their ownership of the shares, up to 08 days before the Meeting is held, pursuant to the terms of Article 16 of the Company’s Bylaws.

The legal representative shall attend the Meeting in possession of a qualified identity document (Identity Card - RG, Alien Registration Card - RNE, Driver’s License – CNH, or an officially recognized professional category card).

Foreign Shareholders Attending the Meeting

Foreign Shareholders shall present the same documentation as Brazilian shareholders, except that the corporate documents of the legal entity and the power-of-attorney shall be notarized and legalized.

Holders of American Depositary Receipts

The holders of ADRs shall be represented by JP Morgan, as a depositary institution, pursuant to the terms of the Deposit Agreement entered into with Braskem.

Sending of Documentation

It is requested that the documents required in the items above, which allow the attendance or representation of shareholders at the Meeting, be sent at least 72 hours prior to the date scheduled for the occurrence of the Meeting, to:

Braskem S/A

C/O Waldecy Bispo dos Santos – Legal Department

Rua Lemos Monteiro, 120 – 22º andar - Butantã

05501-050 – São Paulo – SP – Brazil

Braskem’s Health, Safety and Environmental Rules

In view of the Health, Safety and Environmental (SSMA) Rules in effect at the Company’s registered office, which set forth the guidelines for the control of access and circulation of persons and vehicles in the internal and external areas of the registered office, the shareholders as well as their legal representatives attending the Meeting hereby convened are requested to arrive at least 30 minutes prior to the start time of the Meeting, with a view to guaranteeing the observance of training procedures regarding basic SSMA instructions in effect at the Company, which are available for consultation at its registered office.

CALL NOTICE

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70 - NIRE 29300006939

A PUBLICLY-HELD COMPANY

CALL NOTICE

ORDINARY AND EXTRAORDINARY GENERAL MEETING

Shareholders of BRASKEM S.A. are hereby called to attend the Ordinary and Extraordinary General Meetings that will be held jointly on April 9, 2015, at 10:00 a.m., at the Company’s principal place of business located at Rua Eteno, no 1.561, Pólo Petroquímico, in the City of Camaçari, State of Bahia, in order to resolve on the following Agenda: I) ORDINARY GENERAL MEETING – 01) Review, discussion and voting on the Management Report and respective Managers’ Accounts and Financial Statements, containing Explanatory Notes, referring to the fiscal year ended at December 31, 2014, accompanied by the independent auditors’ report and the Fiscal Board’s opinion; 02) Review, discussion and voting on the proposal for Capital Budget; 03) Review, discussion and voting on the Management Proposal for the allocation of net profits for the fiscal year ended at December 31, 2014, including the distribution of dividends; 04) Election of the members of the Fiscal Board; 05) Establishment of the annual aggregate compensation of the managers and members of the Fiscal Board; and II) EXTRAORDINARY GENERAL MEETING – 01) Replacement of members of the Board of Directors.

Camaçari/BA, March 9, 2015.

Marcelo Bahia Odebrecht

Chairman of the Board of Directors

General Information:

1.     The documentation related to the matters included in the Agenda, as well as other relevant information for the exercise of the voting right at the Company, has been made available to the Company’s shareholders, pursuant to said CVM Resolution No. 481/09, and may be accessed on CVM’s website (www.cvm.gov.br), BM&FBOVESPA’s website (www.bmfbovespa.com.br), or the Company’s website (www.braskem-ri.com.br).

2.     With a view of streamlining the works at the Meeting, the Company’s Management requests shareholders to hand over at the Company, 72 hours prior to the date scheduled for the occurrence of the Meeting, the following documents: (i) receipt issued by the financial institution acting as depositary of the book-entry shares owned thereby, demonstrating the ownership of the shares up to 08 days prior to the occurrence of the Meeting; (ii) instrument of proxy, duly regularized pursuant to law, in case of representation of the shareholder, with the certification of the signature of the grantor; and/or (iii) in relation to the shareholders participating in the fungible custody of registered shares, the statement containing the respective ownership interest, issued by the relevant body. The shareholder or the shareholder’s legal representative shall go to the Meeting in possession of qualified identity documents thereof.

3.      In view of the Health, Safety and Environmental (SSMA) Rules in effect at the Company’s registered office, which set forth the guidelines for the control of access and circulation of persons and vehicles in the internal and external areas of the registered office, the shareholders as well as their legal representatives attending the Meeting hereby convened are requested to arrive at least 30 minutes prior to the start time of the Meeting, with a view to guaranteeing the observance of training procedures regarding basic SSMA instructions in effect at the Company, which are available for consultation at its registered office.

RELATED DOCUMENTS AND LINKS

Braskem S.A.:	www.braskem.com.br
Braskem S.A. Investor Relations:	www.braskem-ri.com.br/
Securities Commission – CVM:	www.cvm.gov.br
BM&FBovespa:	www.bmfbovespa.com.br
Brazilian Institute of Corporate Governance:	www.ibgc.org.br
Brazilian Chemical Industry Association – ABIQUIM:	www.abiquim.org.br

EXHIBIT 1: FORM OF POWER OF ATTORNEY - INDIVIDUALS

P O W E R   O F   A T T O R N E Y

By this private instrument of proxy and pursuant to law, __________________________, resident and domiciled at _________________, enrolled in the Individual Taxpayers’ Register of the Ministry of Finance (CPF/MF) under No. __________________, appoints and retains its attorney(s)-in-fact _____________________________, to whom it grants special powers for representing the interests of Grantor at the General Ordinary and Extraordinary Meetings of Braskem S.A., with its registered office located at Rua Eteno, nº 1561, Complexo Petroquímico de Camaçari, CEP 42.810-000, in the Municipality of Camaçari, State of Bahia, enrolled in the National Register of Legal Entities (CNPJ) under No. 42.150.391/0001-70, to be cumulatively held on April 9, 2015, at 10 a.m., and may resolve upon, discuss and vote on the matters included in the agenda, examine and approve documents and bills, refute, agree, sign minutes and attendance books.

________________, _____________ ____, 2015

EXHIBIT 2: FORM OF POWER OF ATTORNEY - LEGAL ENTITIES

P O W E R   O F   A T T O R N E Y

By this private instrument of proxy and pursuant to law, ___________________, with its registered office at ______________, enrolled in the National Register of Legal Entities (CNPJ) under No. ________________, herein represented by its undersigned Officers, appoints and retains its attorney(s)-in-fact ________________________________, to whom it grants special powers for (acting jointly or individually), (regardless of the order of appointment), representing the interests of Grantor at the General Ordinary and Extraordinary Meetings of Braskem S.A., with its registered office located at Rua Eteno, nº 1561, Complexo Petroquímico de Camaçari, CEP 42.810-000, in the Municipality of Camaçari, State of Bahia, enrolled in the CNPJ under No. 42.150.391/0001-70, to be cumulatively held on April 9, 2015, at 10 a.m., and may resolve upon, discuss and vote on the matters included in the agenda, examine and approve documents and bills, refute, agree, sign minutes and attendance books.

________________, _____________ ____, 2015

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.